                     Exhibit 99.1 - Explanation of Responses

        Generation Members' Fund II LP and Generation Capital Partners VRC LP
hold 173,786 and 1,156,914 shares, respectively, of the common stock (the
"Common Stock") of Virtual Radiologic Corporation, a Delaware corporation (the
"Company"), and Generation Capital Partners II LP and Generation Members' Fund
II LP hold 2,708,686 and 91,314 shares, respectively, of the Series A Cumulative
Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") of the
Company. Generation Members' Fund II LP, Generation Capital Partners VRC LP and
Generation Capital Partners II LP are collectively referred to herein as the
"Generation Funds."

        Generation Partners II LLC is the general partner of Generation Capital
Partners II LP and Generation Members' Fund II LP. Generation Partners VRC LLC
is the general partner of Generation Capital Partners VRC LP. Mark E. Jennings
is a Managing Partner of Generation Partners and Andrew P. Hertzmark is a
Partner of Generation Partners. Messrs. Jennings and Hertzmark may be deemed to be the beneficial owners of any securities that may be deemed to be owned by the
Generation Funds. Messrs. Jennings and Hertzmark disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. The address of each of the Generation Funds is One Greenwich Office
Park, Greenwich, CT 06831.

        All of the shares of the Series A Preferred Stock held by Generation
Capital Partners II LP and Generation Members' Fund II LP will automatically convert into shares of Common Stock upon the closing of the Company's initial public offering. One share of Series A Preferred Stock is convertible into one share of Common Stock (subject to adjustment pursuant to the terms of the Series
A Preferred Stock).